As filed with the Securities and Exchange Commission on March 31, 2008
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
SMART MOVE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	54-2189769 (I.R.S. Employer Identification Number)

5990 Greenwood Plaza Blvd., Suite 390
Greenwood Village, CO 80111
Telephone: (720) 488-0204
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Sapyta
President and Chief Executive Officer
Smart Move, Inc.
5990 Greenwood Plaza Blvd., Suite 390
Greenwood Village, Co 80111
Telephone: (720) 488-0204
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Randal M. Kirk, Esq.
Messner & Reeves, LLC
1430 Wynkoop Street, Suite 400
Denver, CO 80202
(303) 623-1800
(303) 623-0552 (fax)

As soon as practicable after the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:     ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:     ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:     ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:     ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed
		Maximum			Proposed
	Amount To	Offering			Maximum	Amount of
Title of Each Class of Securities To Be	Be	Price Per			Aggregate	Registration
Registered	Registered(1)	Share			Offering Price	Fee
Common stock issuable to the Purchasers of Secured Convertible Debentures as payment of a portion of principal and interest or upon conversion of indebtedness	1,625,744		$0.36 (	1)(2)	$585,267.84	$23.00
Common stock underlying $1.00 Warrants	2,436,667		$0.36 (	1)(3)	$877,200.12	$34.48
Common stock underlying $1.20 Warrants	100,000		$0.36 (	1)(3)	$36,000.00	$1.41
Total	4,162,411	$			$1,498,467.96	$58.89

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of common stock offered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2)	For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated a good faith estimate of the number of shares we believe may be issued by the Company if it elects to pay principal and interest obligations on convertible debentures by issuing common stock prior to the date (or in excess of volumes) the recipient of the shares may be eligible to sell under Rule 144.

(3)	Of these shares, 1,625,744 are currently unissued shares to be offered for resale by selling shareholders following issuance by the Company in lieu of cash payment of principal or interest on Secured Convertible Debentures, and 2,536,667 shares are currently unissued shares to be offered for resale by selling shareholders following issuance by the Company upon their exercise of outstanding warrants. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

The maximum offering price per share and in the aggregate has been estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices as reported on the American Stock Exchange on March 28, 2008.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 31, 2008
PRELIMINARY PROSPECTUS
4,162,411 Shares of Smart Move, Inc. Common Stock
          This prospectus relates to the resale by selling stockholders of certain shares of our common stock which we may elect to issue to them in order to pay principal and interest becoming due under secured convertible debentures issued in January 2008 and also relates to the resale of certain of the selling stockholders issuable to them upon exercise of warrants to purchase shares of our common stock.
          The shares of common stock offered by this prospectus consist of:
•	1,625,744 shares of common stock the Company may issue to the purchasers of Secured Convertible Debentures as payment of principal and interest pursuant to its right to pay principal and interest on the Secured Convertible Debentures by periodic share issuances in lieu of cash payments. The shares offered exclude the estimated incremental number of shares of common stock which the selling stockholders will be eligible to sell upon conversion of indebtedness after a six-month holding period pursuant to Rule 144;

•	2,436,667 shares of common stock issuable upon exercise $1.00 warrants expiring on January 15, 2013, issued to the purchasers of the Secured Convertible Debentures; and

•	100,000 shares issuable upon exercise of $1.20 warrants expiring on January 31, 2011, issued on January 31, 2008 connection with an acquisition of certain assets for use in conducting transportation brokerage activities;
          We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we may receive up to $2,556,667 in proceeds from the exercise of warrants to purchase certain of the shares of common stock offered hereby by the selling security holders. We will receive a cash equivalent benefit to the extent we are able to and elect to pay principal and interest becoming due on secured debentures by issuance of shares of our common stock in lieu of cash that would otherwise be payable to discharge those obligations as they accrue.
          Our common stock is quoted on the American Stock Exchange under the symbol “MVE.”
          The last sale price of our common stock on March 28, 2008 was $0.36 per share.
          Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 8, which describes some factors you should consider before investing.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
          The date of this Prospectus is March 31, 2008.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS
          This Prospectus contains forward-looking statements concerning our financial condition, results of operations and business, including, without limitation, statements pertaining to:
•	The development of new services and product and the expansion of our current markets;

•	Implementing aspects of our business plans;

•	Expectations regarding business generated through marketing alliance and other referral programs;

•	Financing goals and plans;

•	Our existing cash and whether and how long these funds will be sufficient to fund our operations; and

•	Our raising of additional capital through future equity financings;

•	General economic conditions.
          These and other forward-looking statements are primarily in the sections entitled Prospectus Summary and Risk Factors “Generally, you can identify these statements because they use phrases like “anticipates,” “believes,” “expects,” “future,” “intends,” “plans,” and similar terms. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those stated in this Report.
          We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. Such factors include, among other things, risks and uncertainties discussed under the heading “Risk Factors” in this prospectus. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein or in our Reports incorporated by reference might not occur. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
•	our relationships with, and other conditions affecting, our customers and strategic alliances with major transportation companies;

•	transportation performance and costs;

•	risks related to business development activities;

•	our continued need for financing, without which we may be unable to continue our operations as a going concern; and,

•	other factors, including the risks discussed under “Management’s Discussion and Analysis” in our Annual Report on Form 10-KSB, for the year ended December 31, 2007.
INCORPORATION BY REFERENCE
          You should rely only on the information contained in this prospectus, or incorporated by reference herein. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell any shares of common stock in any jurisdiction where an offer or sale is not permitted. The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus supplement. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and in prior reports. All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information furnished pursuant to Item 2.02 or Item 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) of Form 8-K or as otherwise permitted by SEC rules, from the date of this prospectus supplement until the completion of the offering to which this prospectus supplement relates or this offering is terminated, shall also be deemed to be incorporated herein by reference and will automatically update and supersede information included or previously incorporated by reference in this prospectus supplement. The documents we incorporate by reference into this prospectus supplement include:
•	Our Annual Report on Form 10-KSB, for the year ended December 31, 2007;

•	Our Quarterly Reports on Form 10-QSB, for the quarters ended March 31, 2007, June 30, 2007, September 30, 2007;

•	Proxy Statement for the 2007 Annual Meeting of our Stockholders filed on May 3, 2007; and

•	Our Current Reports on Form 8-K filed January 23, 2007, April 30, 2007, May 21, 2007, August 16 and August 28, 2007, September 5, 2007, October 1, 2007, November 15 and November 19, 2007, December 26, 2007; and on January 2, January 18, and January 28, 2008.
          All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to the effectiveness of the registration statement, and prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Smart Move, Inc., 5990 Greenwood Plaza Blvd, Suite 390, Greenwood Village, CO 80111, Attention: Edward Johnson.
          You may also read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filing are also available on the Securities and Exchange Commission’s website at www.sec.gov.

PROSPECTUS SUMMARY
          We urge you to carefully read this entire prospectus, including the financial statements and the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under “Risk Factors” before you decide to purchase any of our securities. All references to “we,” “us” or “the Company” mean Smart Move, Inc. and its wholly owned subsidiaries.
Overview and History
          Smart Move, Inc. is a Delaware Corporation. Unless the context indicates otherwise, the terms “our,” “we,” “us,” and “Smart Move” refer to Smart Move, Inc. Our predecessor company, A Smart Move, L.L.C. was organized as a Colorado limited liability company on August 11, 2004, and began business operations in June 2005. Smart Move, Inc. was incorporated in Delaware on December 5, 2005 as a wholly-owned subsidiary of A Smart Move, L.L.C. On December 6, 2006, when we commenced our initial public offering, A Smart Move L.L.C. merged into Smart Move, Inc. The purpose of the merger was to reorganize A Smart Move as a Delaware corporation. As a result of the merger, all issued and outstanding shares of limited liability company membership interest in A Smart Move L.L.C. automatically converted into two shares of Smart Move, Inc. common stock. All previously issued and outstanding options, warrants and notes of A Smart Move, L.L.C. that previously had been exercisable to purchase or convertible into a share of membership interest of A Smart Move, L.L.C., became exercisable or convertible into two s hares of Smart Move, Inc. common stock at half the originally stated exercise or strike price.
Our Services
          Smart Move is a moving services and asset management company. We use our proprietary SmartVaulttm shipping containers to provide an alternative method of moving household goods which eliminates the underlying cause of common problems experienced during moves. Smart Move’s service model: (i) does not require customers to rent or drive trucks to the destination; (ii) provides ease of customer use of our standardized moving containers and our content loading processes; and (iii) provides scheduling convenience and time saving that avoids the crisis management scenarios typically associated with consumers’ moving experiences. Key elements of our strategy include:
•	lower competitive pricing;

•	superior security;

•	scheduling flexibility and expedited service;

•	more customer options; and

•	full replacement value insurance coverage for customers’ shipped goods of $10,000 per vault.
          Our business model and processes allow us to operate on a cost-efficient basis with a small labor force and without a need for the substantial investment of capital in transportation facilities that is typically required of national moving van service providers and their local agents. We do not own or operate any trucks or trucking equipment, other than one vehicle in Denver, Colorado, used in our local storage opportunity. Instead, we contract with third party trucking companies for the transportation services we require and focus our efforts on providing a specialized moving container and strategic asset tracking and management services associated with our use of these assets. UPS Freight acts as our primary local cartage provider and takes responsibility for loading, unloading and transporting our SmartVaultstm in connection with our customer moves. Instead of contracting with large national van lines for our transport needs, we have elected to take advantage of the recurring excess load capacity of UPS Freight and other trucking logistics industry companies to ship our SmartVaultstm for long distance moves. These trucking logistics companies regularly ship a wide range of commercial products on a basis that generally involves time-sensitive delivery requirements. Consequently, they can ship our SmartVaultstm far more efficiently than moving vans and are willing to provide this service to us on a cost-effective basis because they are able to utilize their available excess load capacity more effectively by aligning our requirements to transport uniform size containers with their need to utilize available excess freight load capacity.
          The containerized service business model we developed was driven by our desire to scale rapidly without having to incur costly investment in trucking and transportation infrastructure facilities. We determined that the Company’s growth potential would depend upon Smart Move’s ability to outsource the necessary trucking and warehouse infrastructure for long distance moves from major third party providers. In implementing our business plan and model, we discovered that our need to strategically deploy the infrastructure resources of major third party trucking and moving logistics companies on a regular basis matched a recurring need of those same companies to increase the utilization levels of their equipment and facilities. Through careful planning we have been able to identify cost reducing synergies between our ongoing requirements for transportation and temporary warehousing services for our SmartVaultTM containers with the recurring need of trucking equipment and facilities owners and operators to utilize excess carrying and storage capacity. We have also identified specific strategies and asset management and tracking technologies to meet the needs of individual customers and alliance partners, as well as general opportunities to expand future business though direct participation in household goods transportation brokerage activities. We believe our business model will allows us to plan effectively to meet peak seasonal and other forecast demands for our services and the flexibility to define value propositions that meet varying requirements of new service opportunities and markets.
New Services and Products
          Corporate Relocations. In December 2007, we announced a letter of intent to acquire rights to conduct corporate relocation management programs conducted under the Star AllianceSM trade name which we expect to generate opportunities through relationships with the real estate brokerage community, third party relocation companies and HR departments of major corporations. These activities commenced in February 2008 and will be supported by a national call center offering personalized move counseling and customized relocation services
          Technology Solutions. In January of 2007, we formed a new, wholly owned subsidiary, Rapid ID, Inc., to develop an asset tracking solution that combines Smart Move’s GPS mapping capability with existing bundled cell phone technology components. The objective of this initiative, which is still in an early development stage, is to design, market and deliver an integrated hardware and software package that provides a high level of value-added technology applications for asset tracking at an affordable cost.
Recent Financing Transactions and other Developments Relating to the Offering and this Prospectus
Sale of Secured Convertible Debentures
          On January 15, 2008, the Company entered into a Securities Purchase Agreement with Professional Offshore Opportunity Fund, Ltd and other accredited investors. The Company executed and agreed to deliver to the Purchaser (a) the Company’s 11% Secured Convertible Debentures (“Debenture:”) in the aggregate principal amount of $3,655,000 having a fixed conversion price (subject to further adjustment for certain dilutive issuances) of $0.75 per share (the “Debenture”) and (b) a five-year warrant (“Warrant”) to purchase an aggregate 2,436,667 shares of the Company’s common stock, par value $0.0001 issuable upon exercise of the Warrant at an exercise price of $1.00. The Debenture was issued to the Purchaser at an original issue discount of 15%. The Debenture issued to the Purchaser matures 24 months after the date of its issuance and accrues interest at 11% per annum from the date of issuance.
          Subject to certain deferral rights of the holder, the Debenture is payable in monthly installments of principal and interest. The holders of the debentures may convert unpaid principal on the debentures into common shares at a fixed conversion price of $0.75 per share or an adjusted price in the event of any dilutive issuance by the Company. Based on the fixed conversion price of $0.75 per share, and an aggregate Debenture face value of $3,655,000, the Debenture is convertible into 4,873,334 shares of common stock, and the five-year Warrant may be exercised to acquire 2,436,667 shares of common stock. The Company may elect to pay principal and interest in cash at 115% of the amount due or in shares that have been registered (or are eligible to be sold without registration pursuant to Rule 144 promulgated under the Securities Act) in lieu of cash at a conversion rate equal to 80% of the average daily closing price for our common shares for the five (5) consecutive trading days preceding the principal and interest payment date. Provided that a registration statement covering the conversion shares is then in effect or the shares may be sold without registration under Rule 144, if the market price of the shares of our common stock for 10 consecutive trading days is at least 175% of the conversion price then in effect and the average daily volume during such period is between 25,000 and 100,000 shares per day, the Company may send notice to the Investors requiring them to convert between 25% and 100% of their debentures that remain outstanding at that time which are then registered or eligible for sale under Rule 144 or Rule 144(b)(i).
          The Company agreed to file this registration statement within ten (10) days after the date on which the Company files its Annual Report on Form 10-KSB to register the shares issuable upon exercise of the Warrant and certain common stock underlying the Debenture corresponding to the number of shares that might be issued in the Company’s discretion and used to pay principal and interest on the Debenture prior to the date the shares issued become eligible to be sold by the holders under Rule 144 (six months from date of issuance) and to the extent any shares so issued would not then be eligible for sale by the holder under Rule 144 due to applicability of any volume limitations. We also agreed to register all of the shares issuable under the Warrant. If the registration statement is not filed by the specified date or if the registration statement is filed but not declared effective by the SEC within 60 days thereafter or if certain other specified events occur, the Company is required to pay as partial liquidated damages to the holders of the securities, in registered shares of common stock or in cash, at the Company’s option, a sum equal to two percent of the holders’ initial investment in the Debenture per month, not to exceed ten percent of the holders’ initial investment. Prior to the effective date of the resale registration statement to be filed on behalf of the Purchaser, all monthly payments are to be paid in cash at 120% of the principal amount due.

          The Warrant contains conditional cashless exercise provisions in the event the underlying shares are not timely registered with the SEC. The Company’s right to require conversion of shares the Company elects to use as payment of principal and interest, and the Purchasers’ conversion rights are subject to a 4.99% issuance limitation or “conversion cap” except under limited conditions and circumstances.
          The conversion price applicable to the Debenture and Warrant sold under the Securities Purchase Agreement dated January 15, 2008 does not float or vary with the price of our publicly traded stock. The agreement allows the Purchaser to convert the outstanding principal of the Debenture into shares of the Company’s common stock only at a “Fixed Conversion Price” of $0.75 per share, unless the Company, in its discretion, determines to issue shares or convertible securities at a lower issue price, conversion price or exercise price than $0.75 per share in a “New Transaction,” after January 15, 2008. “New Transaction” means any financing transaction consummated by the Company with parties other than the Purchaser involving issuance of common stock or other securities convertible into or exercisable for common stock, but excludes issuances pursuant to our Employee Stock Ownership Plans and transactions relating to acquisitions or other strategic operational agreements with the Company.
          Other than standard adjustment provisions relating to capital events or additional offerings undertaken by the Company at lower prices, the conversion price is not repriceable, including in the event of a decline in market price. The conversion price and exercise price are not floating or variable but subject only to normal capital adjustment factors and determinations within the Company’s exclusive control. The investors contractually agreed to a cap on their actual share ownership percentage acquired so as not to exceed 4.99%.
          The Company also negotiated a conversion feature allowing the Company to require the Purchaser to convert the remaining principal amount outstanding on its Debenture in the event shares have been registered or are eligible for sale under Rule 144 if the fair market value of the common stock for at least the immediately preceding ten consecutive trading days is not less than 175% of the conversion price. This feature would result in full conversion if the average volume during such ten (10) day period is at least 100,000 shares per day, 50% conversion if volume is at least 75,000 shares per day, and 25% conversion if the average volume during such ten (10) day period is at least 50,000 shares per day.
•	The fixed exercise price at which the Debentures are convertible is $0.75 per share, which is the price that was $0.07 cents above the closing bid price ($0.68) on the date of the transaction.

•	The Warrant issued to the Purchaser is exercisable at $1.00 per share ($0.32 higher than market price on the date of the transaction). Given the fact that the Warrant is currently “under water” by a fairly significant amount the Purchaser bears substantial market risk from the outset.

•	The Purchaser agreed with the Company that neither the Purchaser nor any of its affiliates would engage, directly or indirectly, in any hedging or short sale transactions in the securities of the Company (including, without limitation, any short sales) involving the Company’s securities during the period from the date of the transaction until one (1) year after the effectiveness of any registration statement filed by the Company covering the common stock underlying the Securities.

•	The Company may, in its sole discretion, pay the principal and accrued interest on the Debenture in the form of shares of common stock, but it is not required and may not be compelled to do so. Additionally, the Company’s right to make payment in shares and the Purchasers’ conversion rights are subject to a 4.99% issuance limitation or “conversion cap” applicable except under specifically defined and limited conditions (e.g. within 45 days of maturity).
Acquisition of Certain Assets of Star Alliance in Exchange for Restricted Stock and Warrants
          On December 28, 2007, we entered into a letter of intent with Star Relocation Alliance, Inc. (“Star Alliance”), pursuant to which Star Alliance and we outlined terms for the proposed acquisition by Smart Move, Inc. of certain business assets of Star Alliance used in relocation and other move management programs offered to the real estate brokerage community, third party relocation companies and HR departments of major corporations. The transaction closed on January 31, 2008 at which time we agreed to issue restricted shares of our Common Stock, par value $0.0001 per share to Star Relocation Network Alliance, Inc. consisting of 80,000 fully paid and non-assessable shares at the closing of the purchase; up to 100,000 shares of Common Stock issuable under a 3 year common stock purchase warrant at an exercise price of $1.20; and potentially, an additional 20,000 to 45,000 shares of fully paid and non-assessable shares Common Stock as an earnable purchase price component for such assets provided top line revenues achieved in fiscal 2008 as a result of deploying the acquired assets are above specified thresholds.
          The foregoing does not purport to be a complete summary of the terms of the transaction or other financing transactions as described in the Periodic Reports on Form 10-QSB or the Current Reports on Form 8-K, filed with the Securities and Exchange Commission we incorporate by Reference.

Plan to Request Shareholder Approval for Share Issuances Aggregating Above 20% of Outstanding Securities
          The Company’s certificate of incorporation currently authorizes 100,000,000 shares of common stock, par value $0.0001 per share, which we believe is sufficient to satisfy all our obligations to issue shares upon exercise of outstanding warrants, options and convertible securities.
          The Listing Standards of the American Stock Exchange, however, require shareholder approval for any sale, issuance, or potential issuance of stock at a price that is below the greater of the book or market value, where the amount of stock being issued equals or exceeds 20% of the outstanding common stock. The Company has taken care to insure that any convertible securities sold in its previous private placement transactions reported in its Periodic Reports and Current Reports filed under the Securities Exchange Act of 1934, as amended, were issued at a conversion price or exercise price not less than the greater of book or market value of underlying securities. The Company has also not issued any securities having “variable” or “floating” conversion or exercise prices linked to the market price of the Company’s publicly traded shares of common stock. Although we do not believe that shareholder approval is expressly required in order for all of the underlying securities we have sold in private placement transactions to be listed on the American Stock Exchange, for the reasons expressed below we believe it is appropriate that our shareholders review and approve these potential share issuances and we intend to request approval for such issuance at our Annual Meeting of Shareholders in 2008.
          The terms of the aggregate $3,655,000 11% Secured Convertible Debentures described above which we issued in January 2008, provide for a fixed conversion price of $0.75 per share ($0.07 cents above the closing bid price ($0.68) on the date of the transaction). The conversion price applicable to the Convertible Debentures is subject only to standard adjustment provisions relating to capital restructuring events or a reduction in the conversion price upon the Company’s own election to undertake additional offerings at lower prices. The conversion price is not subject to re-pricing simply because of a decline in market price.
          Under the terms of the Convertible Debentures, the Company may, in its sole discretion, choose to pay the principal and accrued interest amounts due during a 24 month amortization period applicable to the $3,655,000 total principal amount of the Convertible Debentures in the form of common shares. The payment terms allow the company, in lieu of paying principal and interest in cash, to issue a number of shares based on 85% of the current market price of common stock when a payment is due in order to satisfy its monthly principal and interest obligations under the debentures. The issuance of these shares to the purchaser in lieu of cash payment of principal and interest would not cause any adjustment to the fixed conversion price to occur that would allow the Purchaser subsequently to convert at a lower conversion price. Our repeated monthly elections to use shares as the currency used to pay principal and interest, however, could have a similar dilutive effect. In the event of a month-to-month decline in the market price of our stock, progressively more shares being issued to the Purchaser to satisfy the same cash obligation.
          Section 713 of the AMEX Company Guide requires shareholder approval for the sale, issuance, or potential issuance of common stock (or securities convertible into, or exercisable for, common stock) representing 20% or more of an issuer’s common stock or voting power outstanding before such issuance at a price below the greater of the common stock’s book or market value. The Company anticipates that it may wish to solicit shareholder approval of the issuance of shares of common stock upon conversion of, or in lieu of cash payments on the Debenture and upon exercise of the Warrant to the extent such issuance would equal or exceed 20% of the Company’s outstanding common stock.
          As of March 28, 2008 the trading price of our common stock closed at $0.36 on the American Stock Exchange. However, no assurance can be given that the Company will issue shares in lieu of cash payments at prices above the market price of $0.68 on the date of issuance of the Debentures. Furthermore, no assurance can be given that the Company would not determine that its financing needs required an offering of shares at a price below the market price at the date of issuance and thus by its own actions trigger a downward adjustment of the conversion price under the Convertible Debentures.
RISK FACTORS
          You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment. Unless otherwise indicated, all references in this prospectus to “Smart Move,” “we,” “us” and “our” refer to Smart Move, Inc.
Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.
          Our financial statements as of December 31, 2007 have been prepared on the assumption that we are a going concern and that we will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption. We have incurred net losses since our inception and we anticipate that we will continue to operate in a deficit position for the foreseeable future. We have estimated that we will need additional capital of $2,500,000 during 2008 in order to fund our operations, make our scheduled debt payments and implement our business plan during the next twelve months. This amount of capital could be less or more depending upon the volume of sales and the timing of the sales volume during the year. Due to our historical inability to generate revenue to cover all operating costs, and the difficulty of predicting future revenue, we will require additional financing in order to conduct our normal operating activities and cover our monthly expenses. There can be no assurance that we will be able to obtain the additional financing we require, or be able to obtain such additional financing on terms acceptable to our Company. These circumstances raise substantial doubt in our ability to continue as a going concern.
          Because of our loss from operations, and our need for additional financing in order to fund 2008 obligations our independent auditors included an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.
We have a history of operating losses and may again incur losses in the future as we expand.
          We generated our first revenues in June 2005. We have sustained losses since our inception. We had an accumulated deficit as of December 31, 2007. We also had negative cash flows from operating activities since inception. The Company has historically funded its operations through sale of equity and debt securities. You must consider our prospects in light of the risks, expenses and challenges of attempting to introduce a new service in a mature and established market.
We cannot predict effectiveness of our third party marketing alliances.
          As an early stage company, Smart Move has little historical information to assist management in identifying the factors and trends that may influence the company’s future results and as Smart Move expands its sales channels it depends significantly on large national alliance partners in connection with the timing, as well as the effectiveness of a number of the company’s important strategic joint marketing initiatives. Moreover, the company is offering a service that is a new value proposition in a mature industry, and it is difficult to predict the extent and timeframe of acceptance of our innovations.
Our business plan is unproven, and our financial results will suffer if consumers do not adopt our moving solution.
          Due to our limited operating history, it is too early to determine if our target consumers which include a wide spectrum of customers seeking various moving services, will adopt our moving solution in the numbers and as readily as we expect. If consumers do not react favorably to our solution, or if it takes us longer to develop customers than we have planned, our revenues and our financial operating results will suffer.
We depend on the third-party manufacturer for our SmartVaults™ moving containers.
          Our business model is built around the use of our SmartVault™, which has been designed and is manufactured for us by a third party. Smart Move owns a proprietary mold that Orbis Corporation (formerly LINPAC Material Handling Inc. which was acquired by Orbis) can only use exclusively to manufacture the SmartVaults™ for the Company. At certain times in the past, we have experienced delivery delays and incurred unexpected price increases on the finished SmartVaults™. In some instances, these production delays have required us to delay our planned expansion to new markets, and with the slower expansion of our business, our early operating results have suffered. A material change in our relationship with the manufacturer of SmartVaults™ or our inability to future meet the purchase commitments could also harm our business and the trading value of our securities and our operating results. Additionally, any determination to replace our existing manufacturer could result in delays and additional expenses.
Our containers are subject to price increases by the manufacturer, and any significant increase in price would negatively impact our operating margins.
          If we order additional containers in the future, our container manufacturer may increase the per unit price of our container due to an increase in the costs to the manufacturer of plastic or other materials used in the manufacturing of the containers. Depending on the competitive environment at the time, we may be unable to increase the price of our service to offset the operating effect of the increase in the cost of our containers. Consequently, a significant increase in the price of our containers could negatively impact our operating results.
Risks related to our current financial condition
•	Our capital requirements have been and will continue to be significant, and we have an immediate and long-term need of capital to continue to operate.

•	Currently, we are incurring losses from operations, have limited capital resources, and do not have access to a line of credit or other debt facility.

•	Our Management is pursuing various funding alternatives, including additional private placement of debt, commercial loans and finance leases, but no definitive arrangements are in place to ensure we will have capital to sustain operations.

•	If we raise additional capital through the issuance of debt securities, the interests of our shareholders will continue to be subordinated to the interests of our debt holders and any cash interest payments would reduce the amount of cash available to operate and grow our business. Additionally, we will be subject to all of the risks associated with incurring indebtedness, including the risks that interest rates may fluctuate and that our cash flow may be insufficient to pay principal and interest on any such indebtedness.

•	If we raise additional capital through the sale of equity securities, including additional convertible notes and warrants in the future, the ownership of our shareholders would be diluted.

•	Our assets serve as collateral for various loan and note obligations. If we are unable to maintain compliance with loan covenants or procure waivers when required or in the event we fail to pay loans and notes according to their terms, there can be no assurance that our lenders will not declare an event of default and demand immediate payment or seek to attach our assets.

•	Should any of our large trade creditors demand immediate payment for services or materials we require to conduct business, we would have to raise the needed funds to satisfy the obligations, possibly on unsatisfactory terms or, failing that, we would have to consider entering into arrangements with creditors or other debt reorganization measures that could have a negative impact to our shareholders.
A disruption in the service of our third-party carriers could result in significant loss of revenue and increased capital expense.
          We depend on several third-party cartage companies to provide the long-haul transport services we require. We currently rely on UPS Freight to handle the majority of our local pick-ups and deliveries. With the exception of UPS Freight, which handles a majority of our long distance hauls as well as local pickup and delivery, we do not have written agreements with these third party cartage companies, and our arrangements with these service providers may be terminated at anytime. Although we have a contract with UPS Freight, we can not ensure that UPS Freight will be able consistently to make pickups and deliveries for our customers in the time and manner we may request or require in the future. If our arrangement with UPS Freight is terminated, we will attempt to contract with alternative cartage companies to provide the services we currently outsource from UPS Freight. Any material changes in our primary carrier relationships and/or our local pick-up and delivery arrangements would disrupt our business operations. Our agreement with UPS Freight may be terminated by either party to the agreement upon 90 days written notice to the other party. If there is a material interruption in our ability to utilize third-party carriers and cartage providers for the services we require, we may be required to purchase or lease our own trucks and warehouse facilities in order to meet our requirements. In the event we are required to pursue new sources for these services or to purchase and maintain equipment and facilities we currently outsource, our results of operations could suffer due to delay in procuring acceptable alternative shipping arrangements and our access to available capital resources may be severely limited.
Since we rely on third party carriers for our deliveries, higher prices for fuel have resulted in significant fuel surcharges in the past. Our operating margins and results of operation will fluctuate during periods of fuel price volatility. If those surcharges continue or increase, it will require us to raise prices at the risk of losing sales or reduce our operating margins.
          We generally contract to provide our services on a fixed price basis. Our freight charges are fixed and not subject to fluctuation. However, we are required to pay fuel surcharges based upon the price of fuel to the cartage companies that transport our containers. The market price for fuel can be very volatile and can be affected by a number of economic and political factors. In addition, changes in federal or state regulations could impact the price and availability of fuel as well as increase the amount we pay in fuel taxes. Since we did not anticipate the extent of this surcharge increase, the additional cost (need current data) resulted in an erosion of our gross margins and adversely affected our operating results. We consider the amount of the fuel surcharges in effect at the time that we provide a bid for services to a potential customer. However, after a customer contracts with us we are subject to the risk that the fuel surcharge applicable to such move will increase. If those surcharges continue to increase in the future, we will be required to either raise our prices at the risk of losing sales or continue to suffer lower margins on our moves. In either case, our ability to achieve our expansion goals and break-even operations will be materially impaired, and our operating margins and results will fluctuate during periods of fuel price volatility.
We have incurred substantial debt to finance our operations; our lenders could foreclose on our assets and force us out of business in the event of our default on this debt.
          As of December 31, 2007, we had approximately $11.6 million outstanding in long-term debt and equipment financing. If we are unable to make timely payment of principal and interest on our debt, or if we default on any of the covenants or other requirements of our loan instruments, our lenders will be able to foreclose on the assets by which their loans are secured. The foreclosure on our containers or other material assets could result in a cessation of business and/or bankruptcy. The Company did not make certain scheduled “interest payment” for the quarter ended December 31, 2007, due in arrears under its August 2007 and 2005 Notes (the “Notes”), and as a result, the Company will be obligated to pay a default interest rate of 18% per annum on all outstanding principal amounts relating to these Notes, until such time as the amount of the scheduled interest payments under the terms of the Notes is paid current.
We will need to raise substantial additional capital to fund our operations, and we do not have any existing commitments for additional capital.
          Currently, we are incurring losses from operations, have limited capital resources, and do not have access to a line of credit or other debt facility. We have had losses and negative cash flow from operations since inception in August 2004, which may impact our access to additional capital we will require to execute our business plan. If we raise additional capital through the issuance of debt securities, the interests of our shareholders will be subordinated to the interests of our debt holders and any interest payments will reduce the amount of cash available to operate and grow our business. If we raise additional capital through the sale of equity securities, the ownership of our shareholders would be diluted. Additionally, we do not know whether any financing, if obtained, will be adequate to meet our capital needs and to support our growth.
We may need additional financing, including additional indebtedness, to fund our business plan and we do not have commitments for additional financing.
          Our level of indebtedness will have several significant effects on our future operations, including the following:
•	we may be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

•	our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions as well as competitive pressures; and

•	the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.
          If any of the foregoing events occur, we may be prevented from expanding into additional markets.
General economic conditions, industry cycles, financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance.
          General economic conditions, industry cycles, financial and other factors may affect our operations and our ability to make principal and interest payments on our indebtedness and raising additional capital. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things, be required to take one or more of the following actions:
•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets; and

•	reduce or delay planned capital expenditures.
          The measures listed above might not be adequate to enable us to continue operations or to service our indebtedness. In addition, we might not be able to procure financing, refinancing or to make a sale of assets on economically favorable terms, which may prevent our future expansion and growth in new markets and, thus, negatively affect our business and financial condition and/or cause us to cease operation.
We expect our business will be highly seasonal, which can cause dramatic fluctuations in our cash flow and could require us to incur additional debt or raise additional capital.
          We expect that a significant portion of our revenue (as much as 50%, based on our experience to date and certain industry data) will be generated in the four months of June through September. We expect that this seasonality will result in dramatic fluctuations in our operating results from quarter to quarter. Most of our operating expenses, including general and administrative costs and debt service, are fixed and do not vary with the volume of our business. As a result, in the slower months it may be difficult to manage cash flow to meet our operating needs. If we fail to manage cash flow in anticipation of these quarterly fluctuations, or if the fluctuations vary significantly from our expectations, we may be required to incur additional debt, which will impair our profitability, or raise additional equity capital, which will be dilutive to our shareholders.
We could be held liable for damages under environmental laws or be required to clean up contamination caused by hazardous materials transported or stored in our containers.
          We require our customers to agree in writing not to store or ship hazardous materials in our containers. However, we do not inspect the containers to make sure they do not contain hazardous materials. If hazardous materials are stored in our containers and leak or otherwise cause a dangerous situation, we could be held liable for damages, be required to clean up the leak and suffer adverse publicity. We do not intend to carry insurance covering these occurrences. To date, no environmental-related claims have been asserted against us. However, a significant hazardous materials event could negatively impact our results of operations, disrupt our business, cause adverse publicity and subject us to significant liability and increase the risk of litigation, all which could harm our business and the trading price of our securities.
As a result of our limited operating history, we may not be able to estimate correctly our future operating expenses, which could lead to cash shortfalls.
          We have a limited operating history, and, as a result, our historical financial data may be of limited value in estimating future operating revenues and expenses. Our budgeted expense levels are based in part on our expectations concerning future revenues. However, the amount of these future revenues depends on the choices and demand of individuals, which are difficult to forecast accurately.
We have limited operating history, we have not been through a recession cycle, and may not be able to estimate our future revenue or the effect of a decline in the economy will have on our business operations.
          We have limited operating history, and as such we have not been through an economic business decline, and as such may not be able to adequately predict the effects this will have on our sales and costs. Our budgeted revenues are based on our expectations and new relationships with van lines, and internet marketing programs. The effect of an economic downturn on these expectations is uncertain to us.
We currently have limited human resources, and the effective management of our anticipated growth will depend on our ability to attract and retain skilled personnel.
          We expect that expansion of our business may place a strain on our limited managerial, operational and financial resources. We will be required to expand significantly, train and manage our work force in order to manage the growth of our operations. Our future success will depend in large part on our ability to attract, train and retain additional skilled management, logistics and sales personnel. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms or at all. If we are unable to attract and retain skilled personnel, our operating results could be harmed, we may fail to meet our reporting and contractual obligations and existing and potential shareholders may lose confidence in our business, all of which would harm our business and the trading price of our securities.
We are dependent on our management team and the loss of any of these individuals would harm our business.
          Our success is dependent, in large part, upon the continued services of Chris Sapyta, our Chief Executive Officer, and Edward Johnson, our Chief Financial Officer, and the rest of the senior management team. There is no guarantee that any of the members of our management team will remain employed by us. While we have employment agreements with Messrs. Sapyta and Johnson, their continued services cannot be assured. The loss of our senior executives, particularly, Messrs. Sapyta and Johnson, would harm our business.
We encounter substantial competition from other moving companies, many of whom have greater resources than Smart Move.
          The U.S. household moving and service industry is serviced by approximately 10,000 providers. In this highly fragmented industry, the 20 largest providers control approximately 35% of the revenue. Many of our competitors are larger than we are and have longer operating histories. As a result, we expect that many of our competitors will have greater financial and human resources and more established sales and marketing capabilities than we have. Existing or future competitors with greater resources could readily duplicate certain of our services and/or business model.

We do not have any patent protected technologies that would preclude or inhibit competitors from entering our market.
          We consider the design of our containers to be proprietary and have negotiated exclusive ownership rights to the design of the containers from the manufacturer. The container design, however, is not currently patented. Since the container design is not patented, we rely on a combination of specific contracts and confidentiality agreements to protect our design. Despite our efforts to protect our design, it would be relatively easy for our competitors to copy certain aspects of our design or independently develop similar containers. Accordingly, our container design may not provide an effective barrier to entry against our competitors.
Our ability to capture a meaningful share of our target market and achieve a profitable level of operations is dependent upon our ability to establish and maintain our brand name.
          We believe that continuing to build awareness of our brand name is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of moving services. In order to maintain and build brand awareness, we must succeed in our marketing efforts. If we fail to successfully promote and maintain our brand, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our business and the value of your shares could be materially adversely affected. In addition, our brand may be used by third parties unaffiliated with our Company, which, in turn, may also harm our business and our ability to expand and achieve a profitable level of operations.
We may be unable to protect our trademark or other proprietary intellectual property rights.
          We have filed trademark applications, and received federal registrations on certain service marks or trademarks with the U.S. Patent and Trademark Office (“USPTO”) to protect the mark SmartVault™ for our containers and SmartMove, Design™ , GoSmartMove, Changing the Way the World Moves, and SmartMove Changing the Way the World Moves for our containers and services.. Our future success may depend upon the protection of our brand names, SmartMove and GoSmartMove (collectively “SmartMove brand”). If we are unable to protect our rights in the SmartMove brand, a key element of our strategy of promoting SmartMove as a brand could be disrupted and our business could be adversely affected. We may not be able to detect all unauthorized uses of our trademark or take all appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of our trademark and related intellectual property is uncertain and still evolving. The laws of other countries in which we may market our goods and services in the future are uncertain and may afford little or no effective protection of our intellectual property. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and our SmartMove brand name without paying us for them which could result in a substantial decrease of our competitive advantage in those markets and our ability to conduct profitable activities in such markets.
          We are aware of several companies that conduct business which incorporate the terms “Smart” and “Move” in their respective names and, in some cases, those companies have registered such names as a trademark in the state where they conduct business. In states where the corporate name or trademark for “Smart Move” may be held by third parties, we may have to conduct business under the trade name “GoSmartMove.” Such states include California, Texas, Illinois and New Jersey. Because of the potential conflicting uses by others of the words “Smart Move,” we may not be able to fully protect our brand from use by others. In addition, we are at risk that third parties will claim that our use of the name SmartMove may infringe on their intellectual property rights. If that were to occur, we could be required to defend against infringement claims, which will be extremely costly and time consuming, both in terms of money and human resources. Further, if we were to be found to have infringed upon or violated the rights of a third party, we could also be liable for monetary damages and subject to an injunction requiring us to cease doing business under the SmartMove name. To date, no such infringement claims have been asserted against us. However, if that were to occur, and we were unsuccessful in defending against them, we would have to incur the expense and likely business disruption associated with a re-branding of our services.
          Notwithstanding our efforts to develop and protect our intellectual property rights, including our trademarks and domain names, all or some of our intellectual property may be unenforceable or limited. As a result, we may not be able to maintain our current trademarks or domain name if they are subject to challenge. We believe that any successful challenge to our use of a trademark or our domain name could substantially diminish our ability to conduct business in a particular market or jurisdiction and, thus, decrease our revenues and result in possible losses to our business.
          On March 3, 2006, SmartBox Moving & Storage LLC (“SmartBox”) filed a Notice of Opposition before the Trademark Trial and Appeal Board of the US Patent and Trademark Office (“Board”) requesting that the Board deny registration of our SmartVault™ application Serial No. 78/560,422 based on SmartBox’s claimed rights in “SMARTBOX” and SMARTBOX A B & DESIGN (U.S. Reg. No. 2,864,385). We filed our Answer denying the allegations of any likelihood of confusion and fraud. We also counterclaimed to cancel SmartBox’s SMARTBOX A B & Design registration because the SMARTBOX, among other reasons, the term is merely descriptive of the goods. SmartBox filed its answer and affirmative defenses to our counterclaim on June 30, 2006. On November 6, 2006, the parties to these proceedings settled this matter. Under the terms of this settlement, the parties agree, among other things, not to use each other’s respective corporate names as well as certain similar marks. The settlement does not involve any monetary penalty payable by either party to the other and the parties could, if mutually agreeable, enter into any future business relationship.

We may face liability from intellectual property litigation that could be costly to prosecute or defend and distract management’s attention with no assurance of success.
          We cannot be certain that our services, product, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. Several companies in the industry may have names similar to ours, including the phrase “smart move” or a variation thereof. Further, in order to protect or enforce our intellectual property rights, we may initiate litigation against third parties. In addition, we may become subject to inference, cancellation, or opposition proceedings conducted in trademark offices or the courts to determine the priority of rights in our marks. The defense of intellectual property rights, interference, cancellation, or opposition proceedings, and other legal and administrative proceedings, would be costly and divert our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation which disclosure could substantially diminish our competitive advantages, thus, resulting in decrease revenues and possible losses.
We operate in a regulated industry. Increased costs of compliance with, liability for violation of, or changes in, existing or future regulations could result in increased regulatory compliance costs or decreased revenues and, thus, adversely affecting our business and operations.
          There are regulations specifically relating to the moving industry, including testing and specifications of equipment and product handling requirements. In addition, the moving industry is increasingly subject to regulatory and legislative changes, such as stringent environmental, occupational safety and health regulations or limits on vehicle weight and size, security and ergonomics. When and to the extent that we conduct operations outside the United States, we are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or retaining favorable treatment. Such matters could disrupt or impede the timing of our deliveries and we may fail to meet the needs of our customers. The cost of complying with these regulatory measures, or any future measures, could have a materially adverse effect on our business or results of operations. Violations of regulations can subject the Company to fines and penalties and significant and repeated violations could result in governmental action to curtail or suspend our operations.
Our proposed future international operations would subject us to risks associated with trade restrictions, political, economic and social instability and currency exchange rate fluctuations.
          As we expand to international markets, we will be subject to the risks of doing business abroad, which may include:
•	unexpected changes in regulatory requirements;

•	export and import restrictions, tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles and problems in collecting accounts receivable;

•	potential adverse tax consequences;

•	currency exchange rate fluctuations;

•	increased risks of piracy and limits on our ability to enforce our intellectual property rights;

•	limits on repatriation of funds; and

•	political risks that may limit or disrupt international sales.
          A foreign country in which we may propose to operate in the future may impose trade or foreign exchange restrictions or increased tariffs, which could adversely affect our operations. Political, economic and social instability in foreign countries, including terrorism, may impact our ability to conduct business in those countries, may cause our financial condition and operations to suffer as a result of a decrease in revenues or exchange rate volatility. As we continue to focus on expanding our international operations, these and other risks associated with international operations may increase.
          Any limitations or interruptions in our proposed foreign operations could have a negative impact on our business. We plan to transact substantially all of our foreign business in US dollars, but we may not be successful in avoiding doing business in foreign currencies. We have no plans to engage in hedging of any foreign currency transactions and therefore would be subject to the risk of changes in currency exchange rates.

We have completed a placement of debt that included a beneficial conversion feature. That feature will have the effect of reducing our reported operating results during the term of the debt.
          In July 2006 we issued $5,000,000 in units of secured convertible debentures and warrants. The terms of these convertible debentures included conversion features allowing the holders to convert their debt into shares of our common stock at a conversion price equal to the lower of (a) $3.75 or (b) 75% of the per share offering price in our IPO if the Unit offering price had been less than $5.00, but in no event less than $2.50. Certain of those conversion features that allowed for the reduction in conversion price upon the occurrence of stated events constitute a “beneficial conversion feature” for accounting purposes. In August of 2007, September 2007 and November of 2007 we issued convertible notes that also had a “beneficial conversion feature”. The accounting treatment related to the beneficial conversion feature will have an adverse impact on our results of operations for the term of the notes which mature in July 2011, August 2010, September 2010 and November 2008. This accounting will result in an increase in interest expense in all reporting periods during the term of the debt.
Changes in accounting rules governing the recognition of stock-based compensation expense could adversely affect our financial operations by reducing our income or increasing our losses.
          Our financial results will be affected by changes in the accounting rules governing the recognition of stock-based compensation expense. Prior to January 1, 2006, we measured compensation expense for our employee stock options under the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Because we have granted all options at the estimated fair value on the date of grant, no compensation expense has been recognized through December 31, 2005. On January 1, 2006 we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, “Share-Based Payment,” which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, and requires instead that such transactions be accounted for and recognized in the statement of operations based on their fair value.
We incur increased costs as a result of being a public company.
          As a public company, we incur significant accounting, legal and other expenses that a private company conducting the same operations would not incur. The Sarbanes-Oxley Act of 2002 (SOX), which became law in July 2002, and related rules of the U.S. Securities and Exchange Commission and the American Stock Exchange regulate corporate governance practices of public companies. We expect these expenses will continue to increase in the future. In particular, we are required to include management’s report on internal controls as part of our annual report for the year ending December 31, 2008 pursuant to Section 404 of SOX. We are in the process of evaluating our internal control systems in order to (i) allow management to report on, and our independent auditors to attest to, our internal controls, as required by these laws, rules and regulations, (ii) provide reasonable assurance that our public disclosure will be accurate and complete, and (iii) comply with the other provisions of Section 404 of SOX. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact these may have on our operations. If we are not able to implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion or achieve adequate compliance with these requirements or other requirements of SOX, we might become subject to sanctions or investigation by regulatory authorities such as the SEC or the securities exchange on which we may be trading at that time, which action may be injurious to our reputation and affect our financial condition and decrease the value and liquidity of our securities, including our common stock. We expect that SOX and these other laws, rules and regulations will increase legal and financial compliance costs and will make our corporate governance activities more difficult, time-consuming and costly. We presently estimate that these compliance costs will be at least $600,000 during each fiscal year of our existence as a public company. This estimate is subject to future revisions and adjustments as circumstances may warrant. We also expect that these new requirements will make it more difficult and expensive for us to obtain director and officer liability insurance.
We are subject to impairment of our long-lived assets that could affect future net income.
          We have made a significant investment in long-lived assets. During the ownership of an asset, an asset impairment charge against the Company’s earnings may result from the occurrence of unexpected adverse changes that impact the Company’s estimates of expected cash flows generated from the use of our assets. The Company’s ability to recover its purchase investment in assets is subject to market risks, including any changes in market conditions that may make the use of our assets less cost-effective relative to available alternatives. Our ability to deploy assets successfully depends significantly on having the use of the asset accepted by our customers for the moving services they require. In accordance with applicable accounting standards, we periodically assess the value of long-lived assets in light of current circumstances to determine whether impairment has occurred. If an impairment should occur, we would reduce the carrying amount to our fair market value and record an amount of that reduction as a non-cash charge to income, which could adversely affect our net income reported in that quarter in accordance with generally accepted accounting principles. For the year ended December 31, 2007 we recorded impairments on our fixed assets of $1,539,563 comprised of $75,094 of the full net book value of 333 analog GPS units that are no longer in use and have no known salvage value, $589,469 of the retired and recycled portion of our inventory of the older prototype SmartVault™-Version I units that were damaged, and $875,000 of impairment on the Version I vaults used for storage. During the fourth quarter of 2007, the Company performed a strategic review of the Version I vaults used in the local storage opportunity. Due to the limited financial capital necessary to develop and capture revenue, management assessed the recoverability of these Version I vaults and determined the impairment. This impairment reflects the amount by which the carrying value of Version I vaults exceed their estimated fair values determined by their estimated future discounted cash flows. We cannot definitively determine the extent of impairments that may occur in the future, and if impairments do occur, what the timing might be or the extent to which any impairment might have a material adverse effect on our financial results.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
          Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. In connection with their evaluation of the Company’s disclosure controls and procedures as of the end of each of the first three fiscal quarters during 2007 our management determined that our controls did not operate effectively on a continuous basis throughout the reporting period. Management’s evaluation of the Company’s disclosure controls and the procedures implemented during 2007 as discussed in our previous reports, management has determined that controls did not operate effectively on a continuous basis throughout the fourth fiscal quarter.
Certain Risks Relating to Section 713 of the AMEX Rules
          To the extent that the Company may be required to obtain shareholder approval for any share issuances under Section 713 of the AMEX rules, but does not obtain any shareholder approval that may be required, the Company might not be able to issue the underlying shares to the extent they would represent 20% or more of the outstanding common stock due to restrictions relating to Section 713. If the Company is unable to issue shares of common stock to pay the principal and interest becoming due on the Secured Debentures issued in January 2008, the holders would have the right, under such circumstances, to require the Company to pay in cash the remaining balance and accrued interest, with respect to which shares cannot be issued, as they become due. There is no assurance that the Company would have sufficient cash at such time to make such a payment. The Company does not currently have sufficient cash to pay these obligations as they become due. Without the ability to pay the Convertible Debentures with cash or convert them into common stock, the Company will default on its obligations under the Debentures and would no longer be able to maintain its operations.
USE OF PROCEEDS
          We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We may, however, receive up to $2,556,667 aggregate gross proceeds from the exercise of the warrants to purchase certain of the shares of common stock offered hereby by the selling stockholders, and we will receive a cash equivalent benefit to the extent we are able to and elect to pay principal and interest becoming due on convertible debentures by issuance of shares of our common stock in lieu of cash that would otherwise be payable to discharge those obligations as they accrue. Any proceeds we receive from the exercise of the warrants will be used for working capital and general corporate purposes.
SELLING STOCKHOLDERS
          We are registering certain shares of common stock and shares of common stock issuable upon conversion of the Secured Convertible Debentures, and the shares of common stock issuable upon exercise of various warrants for resale by the selling stockholders. For additional information regarding the issuance of the Secured Convertible Debentures, see “Prospectus Summary” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as otherwise noted, the selling stockholders have not had any material relationship with us within the past three years. Except as set forth below, to our knowledge, none of the selling stockholders is registered with or is an affiliate of a person or entity registered with the Financial Industry Regulatory Authority.
          The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its his, her or its ownership of our common stock or other securities, as of March 28, 2008, assuming conversion of all convertible securities and exercise of all warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.
          The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
          Because the number of shares we may issue to satisfy monthly principal and interest under the Debenture during an approximate 24 Months will vary, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus and further assumes that there is no adjustment to the conversion or exercise prices of the various convertible debentures or warrants.
          Under the terms of the Secured Convertible Debentures and related warrant, a selling stockholder generally may not convert the Secured Convertible Debentures or exercise the related warrant to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
          Under the terms of the Secured Convertible Debentures and related warrant, a selling stockholder generally may not convert the Secured Convertible Debentures or exercise the related warrant to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Beneficial Ownership			Beneficial Ownership
		Before Offering(a)			After Offering(c)
	Footnote	Number of		Number of Shares	Number of
Selling shareholder	Number	Shares	Percent (b)	Being Offered	Shares	Percent
Professional Offshore Opportunity Fund, Ltd.	1	5,599,998	25%	3,112,106	2,487,892	16.7%
Professional Traders Fund, LLC	1	400,000	2.4%	222,293	177,707	1.41%

Eugene Armstrong	2	161,159	1%	55,573	105,586	0.84%
Duncan-Fredericks Family Foundation	3	95,962	0.6%	27,787	68,175	0.55%

Susan Duncan	4	157,517	0.9%	27,787	129,730	1.04%

Frederick A. & S. Jayne Esgar	5	636,812	3.7%	55,573	581,239	4.48%

Ann Fulton	6	183,415	1.1%	27,787	155,628	1.24%
Guarantee & Trust TTEE FBO Nelse Hendricks IRA Rollover	7	101,320	0.6%	27,787	73,533	0.59%

Cal & Amanda Mae Rickel	8	277,370	1.6%	27,787	249,583	1.97%

Cheryl Bennett	9	151,518	0.9%	11,115	140,403	1.12%

Sandra Garnett	10	181,518	1.1%	27,787	153,731	1.22%

Dolores Schlessman	11	231,666	1.4%	27,787	203,879	1.62%

Lee Schlessman	12	1,664,459	9.1%	111,146	1,553,313	11.1%

Gary Schlessman	13	71,461	0.4%	16,672	54,789	0.44%

SKS Ventures LLC	14	320,000	1.9%	88,917	231,083	1.83%

William D Moreland	15	455,538	2.7%	83,360	372,178	2.91%

Summitcrest Capital	16	402,590	2.4%	111,147	291,443	2.3%

Arpin Van Lines	17	180,000	1.1%	100,000	80,000	0.64%

Total		11,272,303	58%	4,162,411	7,109,892	52%

(a)	Assumes $3,655,000 of convertible debt is converted into common stock at a conversion price of $0.75 per share and 2,436,667 warrants are exercised, of which there can be no assurance.

(b)	Based upon 17,432,034 shares outstanding, assuming exercise of all warrants and conversion rights pertaining to the underlying shares being offered by the prospectus.

(c)	Assumes the resale of all stock issuable upon exercise of warrants and conversion of convertible debentures registered in this offering. Actual number of shares sold by each selling securities holder may vary.

(1)	Comprised of a convertible note that converts at $0.75 and warrants equal to 50% of the as converted shares. The warrants are exercisable at $1.00

(2)	Includes 2,727 warrants exercisable at $0.625, 33,333 warrants exercisable at $1.00, 12,000 warrants exercisable at $2.50 and 3,516 warrants exercisable at $7.50 and 20,000 shares issuable upon conversion of debt at $3.00, 12,500 shares issuable upon conversion of debt at $2.00 and 66,667 shares issuable upon conversion of debt at $0.75

(3)	Includes 2,727 warrants exercisable at $0.625, 16,667 warrants exercisable at $1.00, 5,400 warrants exercisable at $1.50, 3,600 warrants exercisable at $2.50 and 2,166 warrants exercisable at $7.50. Also includes 10,000 shares issuable upon conversion of debt at $3.00, 3,750 shares issuable upon conversion of debt at $2.00, 5,400 shares issuable upon conversion of debt at $1.00 and 33,333 shares issuable upon conversion of debt at $0.75

(4)	Includes 5,455 warrants exercisable at $0.625, 16,667 warrants exercisable at $1.00, 13,500 warrants exercisable at $1.50, 9,000 warrants exercisable at $2.50 and 5,030 warrants exercisable at $7.50. Also includes 25,000 shares issuable upon conversion of debt at $3.00, 10,000 shares issuable upon conversion of debt at $2.00, 13,500 shares issuable upon conversion of debt at $1.00 and 33,333 shares issuable upon conversion of debt at $0.75

(5)	Includes 68,182 warrants exercisable at $0.625, 33,333 warrants exercisable at $1.00, 24,000 warrants exercisable at $2.50 and 27,380 warrants exercisable at $7.50. Also includes 66,667 shares issuable upon conversion of debt at $3.00, 50,000 shares issuable upon conversion of debt at $2.00 and 66,667 shares issuable upon conversion of debt at $0.75

(6)	Includes 2,727 warrants exercisable at $0.625, 29,167 warrants exercisable at $1.00, 25,000 warrants exercisable at $0.95, 25,000 warrants exercisable at $1.10, and 3,514 warrants exercisable at $7.50. Also includes 12,500 shares issuable upon conversion of debt at $2.00 and 33,333 shares issuable upon conversion of debt at $0.75

(7)	Includes 5,455 warrants exercisable at $0.625, 16,667 warrants exercisable at $1.00, 4,500 warrants exercisable at $1.50, 3,000 warrants exercisable at $2.50 and 2,198 warrants exercisable at $7.50. Also includes 8,333 shares issuable upon conversion of debt at $3.00, 2,500 shares issuable upon conversion of debt at $2.00, 4,500 shares issuable upon conversion of debt at $1.00 and 33,333 shares issuable upon conversion of debt at $0.75

(8)	Includes 10,909 warrants exercisable at $0.625, 16,667 warrants exercisable at $1.00, 22,500 warrants exercisable at $1.50, 15,000 warrants exercisable at $2.50 and 13,060 warrants exercisable at $7.50. Also includes 41,667 shares issuable upon conversion of debt at $3.00, 50,000 shares issuable upon conversion of debt at $2.00, 22,500 shares issuable upon conversion of debt at $1.00 and 33,333 shares issuable upon conversion of debt at $0.75

(9)	Includes 5,455 warrants exercisable at $0.625, 6,667 warrants exercisable at $1.00, 18,000 warrants exercisable at $1.50, 12,000 warrants exercisable at $2.50 and 5,864 warrants exercisable at $7.50. Also includes 33,333 shares issuable upon conversion of debt at $3.00, 12,500 shares issuable upon conversion of debt at $2.00, 18,000 shares issuable upon conversion of debt at $1.00 and 13,333 shares issuable upon conversion of debt at $0.75

(10)	Includes 5,455 warrants exercisable at $0.625, 16,667 warrants exercisable at $1.00, 18,000 warrants exercisable at $1.50, 12,000 warrants exercisable at $2.50 and 5,864 warrants exercisable at $7.50. Also includes 33,333 shares issuable upon conversion of debt at $3.00, 12,500 shares issuable upon conversion of debt at $2.00, 18,000 shares issuable upon conversion of debt at $1.00 and 33,333 shares issuable upon conversion of debt at $0.75

(11)	Includes 33,334 warrants exercisable at $5.00, 16,666 warrants exercisable at $1.00, 2,500 warrants exercisable at $7.50. Also includes 12,500 shares issuable upon conversion of debt at $2.00, and 33,333 shares issuable upon conversion of debt at $0.75

(12)	Includes 24,545 warrants exercisable at $0.625, 25,000 warrants exercisable at $0.95, 25,000 warrants exercisable at $1.10, 66,667 warrants exercisable at $1.00, 171,000 warrants exercisable at $1.50, 114,000 warrants exercisable at $2.50 and 61,802 warrants exercisable at $7.50. Also includes 316,667 shares issuable upon conversion of debt at $3.00, 12,500 shares issuable upon conversion of debt at $2.00, 171,000 shares issuable upon conversion of debt at $1.00 and 133,333 shares issuable upon conversion of debt at $0.75

(13)	Includes 2,727 warrants exercisable at $0.625, 10,000 warrants exercisable at $1.00, 5,400 warrants exercisable at $1.50, 3,600 warrants exercisable at $2.50, and 1,416 warrants exercisable at $7.50. Also includes 10,000 shares issuable upon conversion of debt at $3.00, 5,400 shares issuable upon conversion of debt at $1.00 and 20,000 shares issuable upon conversion of debt at $0.75

(14)	Includes 53,333 warrants exercisable at $1.00, and 106,667 shares issuable upon conversion of debt at $0.75

(15)	Includes 87,500 warrants exercisable at $1.00, 75,000 warrants exercisable at $0.95, 75,000 warrants exercisable at $1.10 and 100,000 shares issuable upon conversion of debt at $0.75

(16)	Includes 91,667 warrants exercisable at $1.00, 50,000 warrants exercisable at $0.95, 50,000 warrants exercisable at $1.10 and 133,333 shares issuable upon conversion of debt at $0.75

(17)	Includes 100,000 warrants exercisable at $1.20.

Name	Relationship

Cheryl Bennett(1)	Related parties who in aggregate own 10% or more

Sandra Garnett(1)	Related parties who in aggregate own 10% or more

Gary Schlessman(1)	Related parties who in aggregate own 10% or more

Lee E Schlessman(1)	Related parties who in aggregate own 10% or more

Dolores Schlessman(1)	Related parties who in aggregate own 10% or more

(1)	The listed natural persons are family members of Lee E. Schlessman, an individual who is not a director or officer of the Company but deemed a related person by reason of share ownership. Entities listed are or trusts or other entities which Lee E. Schlessman controls as trustee, by power of attorney or through ownership of the entity.
PLAN OF DISTRIBUTION
          Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
          The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
          Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
          The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
          We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.
          Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
          We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act of

1933, as amended, or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          Under applicable rules and regulations under the Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).
Legal Matters
          The validity of the issuance of the shares offered under this prospectus has been passed upon for the Company by Messner & Reeves, LLC, Denver, Colorado. The Attorneys of Messner & Reeves, LLC do not have a substantial interest in the Company as of the date of this prospectus.
EXPERTS
Independent Registered Public Accountants
          The financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Anton Collins Mitchell LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
          We are paying all of the selling security holders’ expenses related to this offering, except that the selling security holders will pay any applicable underwriting discounts and commissions. The fees and expenses payable by us in connection with this Registration Statement are estimated as follows:

Securities and Exchange Commission registration fee	$58.89
Accounting fees and expenses	7,500.00
Legal fees and expenses	10,000.00
Miscellaneous fees and expenses	2,000.00

Total	$19,558.89

Item 15. Indemnification of Directors and Officers
          Section 145 of the Delaware General Corporation Law, which we refer to as the ''DGCL,’’ provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.
          Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, our director and officer indemnification agreements with each of our directors and officers provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.
          Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.
          We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.
Item 16. Exhibits

Exhibit No.	Description of Exhibits
4.1	Certificate of Incorporation of Smart Move, Inc., as amended and restated †
4.2	Bylaws of Smart Move, Inc. #
5.1*	Opinion of Messner & Reeves, LLC
23.1*	Consent of Anton Collins Mitchell LLP
23.2*	Consent of Messner & Reeves, LLC (included in Exhibit 5.1)
23.3*	Consent of Houlihan Smith & Company Inc.
24.1*	Power of Attorney (included on signature page)

†	Incorporated by reference from Exhibit 3.1(i) to our Annual Report on Form 10-KSB for the year ended December 31, 2007 (filed March 31, 2008)

#	Incorporated by reference from Exhibit 3.1(ii) to our Annual Report on Form 10-KSB for the year ended December 31, 2007 (filed March 31, 2008)

*	Filed herewith.
Item 17. Undertakings
The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.
          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.
          In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this Registration Statement to be signed.

SMART MOVE, INC., a Delaware corporation
By:	/s/ Chris Sapyta
	Name:	Chris Sapyta
	Title:	Chief Executive Officer and Director

By:	/s/ EDWARD JOHNSON
	Name:	Edward Johnson
	Title:	Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chris Sapyta as his true and lawful attorney-in-fact, acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Position	Date

/s/ Chris Sapyta Chris Sapyta	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2008

/s/ Edward Johnson Edward Johnson	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	March 31, 2008

* Doug Kelsall	Director	March 31, 2008

* John Jenkins	Director	March 31, 2008

* Kent Lund	Director	March 31, 2008

* J.J. Burkholder, Jr.	Director	March 31, 2008

*By:	/s/ Chris Sapyta
	Name:	Chris Sapyta
	Title:	Attorney-in-fact

EXHIBIT INDEX
Exhibits
Item 16. Exhibits

Exhibit No.	Description of Exhibits
4.1	Certificate of Incorporation of Smart Move, Inc., as amended and restated †
4.2	Bylaws of Smart Move, Inc. #
5.1*	Opinion of Messner & Reeves, LLC
23.1*	Consent of Anton Collins Mitchell LLP
23.2*	Consent of Messner & Reeves, LLC (included in Exhibit 5.1)
23.3*	Consent of Houlihan Smith & Company Inc.
24.1*	Power of Attorney (included on signature page)

†	Incorporated by reference from Exhibit 3.1(i) to our Annual Report on Form 10-KSB for the year ended December 31, 2007 (filed March 31, 2008)

#	Incorporated by reference from Exhibit 3.1(ii) to our Annual Report on Form 10-KSB for the year ended December 31, 2007 (filed March 31, 2008)

*	Filed herewith.